Exhibit 99.2
EXECUTION VERSION
UNDERWRITING AGREEMENT

January 12, 2022

Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, Ontario L6J 2X1

Attention:  Mr. Arun Banskota, President and Chief Executive Officer

Dear Sirs and Mesdames:

Algonquin Power & Utilities Corp. (the "Corporation"), proposes to issue and sell (the "Offering") to RBC Dominion Securities Inc. ("RBC"), TD Securities Inc. ("TD Securities" and, together with RBC, the "Lead Underwriters), Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Merrill Lynch Canada Inc., Wells Fargo Securities Canada, Ltd., Morgan Stanley Canada Limited and J.P. Morgan Securities Canada Inc. (collectively with the Lead Underwriters, the "Underwriters"), acting severally and not jointly, the respective amounts set forth in Schedule A of $400,000,000 aggregate principal amount of the Corporation's 5.25% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022 – A due January 18, 2082 (the "Notes").

The Notes will be issued pursuant to an indenture to be dated as of the Closing Date (as defined below) (the "Base Indenture"), among the Corporation and TSX Trust Company, as the trustee, (the "Trustee"). Certain terms of the Notes will be established pursuant to a supplemental indenture to the Base Indenture to be dated as of the Closing Date (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture"). The Notes will be issued in book-entry form in the name of CDS Clearing and Depository Services Inc. (the "Depository").

Concurrently with the execution of this Agreement, the Corporation entered into an underwriting agreement with BofA Securities, Inc. and Wells Fargo Securities, LLC providing for the issuance and sale by the Corporation to the several underwriters listed therein (the "Concurrent U.S. Offering") of U.S.$750,000,000 aggregate principal amount of the Corporation's 4.750% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B due January 18, 2082 (the "U.S. Dollar Notes"). The Concurrent U.S. Offering will be made in the United States pursuant to a prospectus supplement filed under the Base Prospectus (as defined below). The completion of the Offering and the completion of the Concurrent U.S. Offering are not conditional on each other.

The agreement resulting from the acceptance of this Agreement by the Corporation shall be subject to the following terms and conditions:

ARTICLE I
DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

"1934 Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

"Acquisition" means the proposed acquisition by Liberty Utilities of Kentucky Power and Kentucky TransCo pursuant to the terms of the Acquisition Agreement;

"Acquisition Agreement" means the stock purchase agreement dated October 26, 2021 between Liberty Utilities, as purchaser, and AEP and AEP TransCo, as sellers, pursuant to which the Corporation will acquire Kentucky Power and Kentucky TransCo;

"AEP" means American Electric Power Company, Inc., a New York corporation;

"AEP TransCo" means AEP Transmission Company, LLC, a Delaware limited liability company;

"affiliate" has the meaning given to it in the Securities Act (Ontario);

"Agreement" means this agreement, dated as of the date hereof, by and between the Corporation and the Underwriters;

"Algonquin Companies" means those companies and corporations as set out on page 2 of the Annual Information Form, which are owned directly or indirectly by the Corporation;

"Algonquin Entities" means, collectively, the Algonquin Companies, the Algonquin Partnerships and the Algonquin Trusts;

"Algonquin Partnerships" means those partnerships as set out on page 2 of the Annual Information Form, which are owned directly or indirectly by the Corporation;

"Algonquin Trusts" means those trusts as set out on page 2 of the Annual Information Form, which are owned directly or indirectly by the Corporation;

"Annual Information Form" means the annual information form of the Corporation dated as of March 4, 2021;

"Anti-Money Laundering Laws" has the meaning ascribed thereto in Section 7.1(pp) hereof;

"Atlantica" means Atlantica Sustainable Infrastructure plc, a public limited company incorporated under the laws of England and Wales;

"Base Indenture" has the meaning ascribed thereto on the first page hereof;

"Base Prospectus" means the (final) unallocated short form base shelf prospectus of the Corporation (in both the English and French languages, unless the context otherwise requires) dated November 18, 2021, filed with the Canadian Securities Regulators in connection with the qualification for distribution of the Corporation's unsecured debt securities, including the Notes, subscription receipts, common shares, preferred shares, warrants, share purchase contracts, share purchase or equity units and units in each of the provinces and territories of Canada and, unless the context otherwise requires, includes all documents incorporated therein by reference;

"Beneficiaries" has the meaning ascribed thereto in Section 2(e) of Schedule B hereto;

"BHC Act Affiliate" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

"Bribery Act" has the meaning ascribed thereto in Section 7.1(nn) hereof;

"Business Day" means any day, excluding Saturday, Sunday and any other day which is a legal, statutory or civic holiday or a day on which banking institutions are required by law, regulation or local proclamation to close in the City of Toronto, Province of Ontario, Canada, or the City of New York, State of New York, United States;

"Canadian Securities Laws" means the applicable securities laws in each of the provinces and territories of Canada and the respective rules and regulations thereunder, together with applicable published fee schedules, prescribed forms, national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Securities Regulators in each of the provinces and territories of Canada;

"Canadian Securities Regulators" means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada;

"Claim" has the meaning ascribed thereto in Section 1(a) of Schedule B hereto;

"Closing" has the meaning ascribed thereto in Section 9.1 hereof;

"Closing Date" means the date on which the purchase of the Notes will be completed which is scheduled for January 18, 2022 or such later date as the Corporation and the Underwriters mutually agree in writing;

"Concurrent U.S. Offering" has the meaning ascribed thereto on the first page hereof;

"Corporation" has the meaning ascribed thereto on the first page hereof;

"Covered Entity" means any of the following: (i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii)  a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

"Debt Repayment Triggering Event" means any event or condition which gives, or with the giving of notice or lapse of time or both would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) issued by the Corporation or any of its subsidiaries, the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Corporation or any of its subsidiaries;

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable;

"Depository" has the meaning ascribed thereto on the first page hereof;

"documents incorporated by reference" means, collectively, those documents incorporated by reference or deemed to be incorporated by reference in the Prospectus or any amendment thereto, including any other document prepared by the Corporation and filed with the Canadian Securities Regulators after the date of this Agreement and before the completion of the distribution of the Notes that is of a type that is required to be incorporated by reference in the Prospectus or any amendment thereto pursuant to NI 44-101;

"Environmental Laws" means any Canadian, United States and other foreign, federal, provincial, state, local or municipal laws, statutes, codes, rules, orders, regulations and common law relating to the protection of human health and safety, the environment, natural resources or to hazardous or toxic substances or wastes, pollutants or contaminants;

"Exchange" means the Toronto Stock Exchange;

"Facilities" has the meaning ascribed thereto in Section 7.1(bb) hereof;

"FCPA" has the meaning ascribed thereto in Section 7.1(nn) hereof;

"Fitch" means Fitch Ratings, Inc.;

"Indemnified Parties" and "Indemnified Party" have the meaning ascribed thereto in Article X hereof;

"Indemnifier" has the meaning ascribed thereto in Section 2(a) of Schedule B hereto;

"Indemnitor" has the meaning ascribed thereto in Section 1(a) of Schedule B hereto;

"Indenture" has the meaning ascribed thereto on the first page hereof;

"IT Systems and Data" has the meaning ascribed thereto in Section 7.1(qq) hereof;

"Kentucky Power" means Kentucky Power Company, a Kentucky corporation;

"Kentucky TransCo" means AEP Kentucky Transmission Company, Inc., a Kentucky corporation;

"Lead Underwriters" has the meaning ascribed thereto on the first page hereof;

"Liberty Utilities" means Liberty Utilities Co., a Delaware corporation;

"Marketing Materials" has the meaning ascribed thereto in NI 41-101;

"Material Adverse Change" has the meaning ascribed thereto in Section 7.1(ii) hereof;

"Material Adverse Effect" means any change, event or effect that is or would reasonably be expected to be materially adverse to (i) the condition (financial or otherwise), earnings, properties, assets, business, operations or results of operations of the Corporation and its subsidiaries, taken as a whole (which, for greater certainty, includes anything that would result in the Prospectus containing a misrepresentation within the meaning of Canadian Securities Laws), or (ii) the ability of the Corporation to perform its obligations under, and consummate the transactions contemplated by, this Agreement, the Indenture or the Notes;

"Material Contract" has the meaning ascribed thereto in Section 7.1(gg) hereof;

"NI 41-101" means National Instrument 41-101 – General Prospectus Requirements adopted by the Canadian Securities Regulators;

"NI 44-101" means National Instrument 44-101 – Short Form Prospectus Distributions adopted by the Canadian Securities Regulators in respect of short form prospectus distributions;

"NI 44-102" means National Instrument 44-102 – Shelf Distributions adopted by the Canadian Securities Regulators in respect of shelf distributions;

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations adopted by the Canadian Securities Regulators;

"NI 52-109" means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

"Notes" has the meaning ascribed thereto on the first page hereof;

"NYSE" means the New York Stock Exchange;

"Offering" has the meaning ascribed thereto on the first page hereof;

"Offering Marketing Materials" means: (i) the "template version" of the investor presentation in respect of the Offering and the Concurrent U.S. Offering dated January 10, 2022; (ii) the "template version" of the indicative term sheet for the Offering dated January 12, 2022; and (iii) the "template version" of the final term sheet for the Offering dated January 12, 2022 (in each case, in both the English and French languages unless the context indicates otherwise);

"OSC" means the Ontario Securities Commission;

"Passport Receipt" means the receipt issued under the Passport System by the OSC in its capacity as principal regulator in respect of a prospectus;

"Passport System" means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Regulators and its related memorandum of understanding;

"Permits" means all permits, consents, waivers, applications, authorizations, licenses, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental authority or by any other third party, including, without limitation, any Permits pertaining to all applicable laws, regulations, standards, requirements, ordinances, policies, guidelines, orders, approvals, notices, directives, or parts thereof, pertaining to environmental or occupational health and safety matters;

"Preliminary Base Prospectus" means the preliminary short form base shelf prospectus of the Corporation (in both the English and French languages unless the context indicates otherwise) dated November 12, 2021 and, unless the context otherwise requires, includes all documents incorporated by reference;

"Preliminary Prospectus" means the Base Prospectus and the Preliminary Prospectus Supplement.

"Preliminary Prospectus Supplement" means the preliminary prospectus supplement of the Corporation (in both the English and French languages unless the context indicates otherwise) dated January 10, 2022 relating to the offering of the Notes, which excludes certain pricing information and other final terms of the Notes that are permitted to be excluded, including the documents incorporated by reference therein;

"Prospectus" means, collectively, the Base Prospectus and the Prospectus Supplement, including the documents incorporated by reference therein, and any Prospectus Amendment;

"Prospectus Amendment" means any amendment to the Prospectus (in both the English and French language versions unless the context otherwise indicates);

"Prospectus Supplement" means the final prospectus supplement relating to the offering of the Notes (in both the English and French languages unless the context indicates otherwise), which includes the pricing and other information omitted from the Preliminary Prospectus Supplement, including the documents incorporated by reference therein;

"RBC" has the meaning ascribed thereto on the first page hereof;

"Representation Date" has the meaning ascribed thereto in Section 7.1 hereof;

"Sanctions" has the meaning ascribed thereto in Section 7.1(oo) hereof;

"SEC" means the United States Securities and Exchange Commission;

"SEDAR" means System for Electronic Document Analysis and Retrieval;

"Shelf Procedures" means the rules and procedures established pursuant to NI 44-102;

"S&P" means S&P Global Ratings, a division of S&P Global Inc.;

"subsidiary" has the meaning given to it in the Securities Act (Ontario);

"Supplemental Indenture" has the meaning ascribed thereto on the first page hereof;

"Supplementary Material" means any Prospectus Amendment and any supplemental or additional or ancillary material, information, evidence, return, report, application, statement or document prepared and filed by the Corporation with the Canadian Securities Regulators;

"TD Securities" has the meaning ascribed thereto on the first page hereof;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"template version" has the meaning given to it in NI 41-101 and includes any revised template version of Marketing Materials as contemplated by such instrument;

"Termination Condition Existence Notice" has the meaning ascribed thereto in Section 11.1;

"Time of Closing" means 8:00 a.m. (Toronto time) on the Closing Date or such other time as agreed to by the Corporation and the Lead Underwriters;

"TMX Group" has the meaning ascribed thereto in Section 19.2;

"Trustee" has the meaning ascribed thereto on the first page hereof;

"Underwriters" has the meaning ascribed thereto on the first page hereof;

"Underwriting Commission" has the meaning ascribed thereto in Section 3.1 hereof;

"U.S." means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"U.S. Dollar Notes" has the meaning ascribed thereto on the first page hereof; and

"U.S. Special Resolution Regime" means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Terms used herein which are defined in the Prospectus and not otherwise defined herein shall have the meaning set forth in the Prospectus unless the context requires otherwise.

ARTICLE II
FILING OF PROSPECTUS

2.1	The Corporation represents and warrants to and for the benefit of the Underwriters that:

(a)
in accordance with the Shelf Procedures, (i) it has prepared and filed the Preliminary Base Prospectus and all such other documents as are required under Canadian Securities Laws, utilizing the Passport System and has obtained a Passport Receipt dated November 12, 2021 from the OSC, as principal regulator, in respect of the Preliminary Base Prospectus, which receipt evidences that final receipt of the other Canadian Securities Regulators have been issued or deemed to be issued; and (ii) it has prepared and filed the Base Prospectus and all such other documents as are required under Canadian Securities Laws, utilizing the Passport System and has obtained a Passport Receipt from the OSC, as principal regulator, dated November 19, 2021 in respect of the Base Prospectus, which receipt evidences that final receipt of each of the other Canadian Securities Regulators have been issued or deemed to be issued; and

(b)	it has prepared and filed with the Canadian Securities Regulators the Preliminary Prospectus Supplement.

2.2
The Corporation shall prepare and file, as soon as reasonably possible and in any event within two Business Days after the date of execution and delivery of this Agreement, with the Canadian Securities Regulators in accordance with Canadian Securities Laws, the Prospectus Supplement and will promptly fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Notes to be lawfully distributed to the public in each of the provinces and territories of Canada through the Underwriters or any other investment dealers registered as such in each of the provinces and territories of Canada, including with respect to the filing of any template version of Marketing Materials that has been approved by the Corporation and the Lead Underwriters, in the manner permitted by Canadian Securities Laws.

2.3
The Corporation has allowed the Underwriters to participate fully in the preparation of the Preliminary Prospectus Supplement prior to its filing and agrees to allow the Underwriters, prior to the filing of the Prospectus Supplement, to participate fully in the preparation of the Prospectus Supplement and such other documents as may be required under Canadian Securities Laws to (a) enable the Notes to be lawfully distributed to the public in each of the provinces and territories of Canada through the Underwriters or any other investment dealers registered as such in each of the provinces and territories of Canada in the manner permitted by Canadian Securities Laws, and (b) allow the Underwriters and their counsel to conduct all "due diligence" investigations which the Underwriters may reasonably require in order to fulfill the Underwriters' obligations as underwriters.

ARTICLE III
PURCHASE AND SALE

3.1
Based upon the foregoing and on the basis of the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions herein, the Corporation agrees to issue and sell to the several Underwriters, severally and not jointly, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Corporation, the percentage of the aggregate principal amount of Notes set forth opposite their names on Schedule A herein at a purchase price of 100% of the principal amount thereof, plus accrued interest, if any, from January 18, 2022 to the Closing Date, payable on the Closing Date. As compensation to the Underwriters for their respective commitments hereunder, on the Closing Date, the Corporation will pay to the Lead Underwriters for the accounts of the several Underwriters, an underwriting commission (the "Underwriting Commission") with respect to the Notes equal to 0.75% of the principal amount of the Notes. The parties agree that (x) the Underwriters shall set off the Underwriting Commission against a corresponding portion of the purchase price payable to the Corporation on the Closing Date under this Section 3.1 and (y) the payment by the Underwriters of the purchase price set forth in this Section 3.1 net of the Underwriting Commission shall be full satisfaction of the Underwriters' obligation to pay the purchase price set forth in this Section 3.1 for the Notes and the Corporation's obligation to pay the Underwriting Commission.

3.2
The Lead Underwriters hereby advise the Corporation that the Underwriters intend to offer for sale to the public, as described in the Prospectus Supplement, their respective portions of the Notes as soon after the execution of this Agreement as the Lead Underwriters, in their sole judgment, have determined is advisable and practicable.

3.3
The Underwriters may offer the Notes at a price less than 100% of the principal amount thereof in compliance with Canadian Securities Laws and the disclosure concerning the same which is contained in the Prospectus Supplement.

ARTICLE IV
COVENANTS OF THE CORPORATION

4.1
The Corporation, subject to Section 4.2 hereof, will comply with the requirements under Canadian Securities Laws, and will promptly notify the  Lead Underwriters, and confirm the notice in writing, of (a) the effectiveness as of the date hereof and up to and including the Time of Closing of any post‑effective amendment to the Prospectus or the filing of any supplement or amendment to the Preliminary Prospectus or any Prospectus Amendment, (b) the receipt of any comments from the Canadian Securities Regulators beginning as of the date hereof and up to and including the Time of Closing, (c) any request by the Canadian Securities Regulators for any amendment or supplement to the Prospectus or for additional information, and (d) the suspension of the qualification of the Notes for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes. The Corporation will promptly cause each amendment or supplement to the Prospectus (in the English and French languages) to be filed with the Canadian Securities Regulators as required pursuant to Canadian Securities Laws or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Securities Regulators as required pursuant to Canadian Securities Laws and within the time period prescribed.

4.2
Beginning as of the date hereof and up to and including the Time of Closing, the Corporation will give the Lead Underwriters notice of its intention to file or prepare any amendment, supplement or revision to the Prospectus, whether pursuant to Canadian Securities Laws or otherwise, will furnish the Lead Underwriters with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Lead Underwriters or counsel for the Underwriters shall reasonably object, it being agreed that all references in this Agreement to information which is "contained", "included" or "stated" (or other references of like import) in the Prospectus shall be deemed to mean and include all such information which is or is deemed to be incorporated by reference in or otherwise deemed under Canadian Securities Laws to be a part of or included in the Base Prospectus or the Preliminary Prospectus Supplement as at the date hereof.

4.3
The Preliminary Prospectus and the Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to any electronically transmitted copies thereof available on SEDAR.

4.4
The Corporation shall deliver or cause to be delivered to the Underwriters, without charge, the documents set out below at the respective times indicated (except to the extent such documents have been previously delivered to the Underwriters):

(a)
on the date hereof, copies of the Base Prospectus (in the English and French languages) as filed with the Canadian Securities Regulators and copies of all documents or information incorporated by reference therein, in each case which are not otherwise available on SEDAR;

(b)	prior to or contemporaneously, as nearly as practicable, with the filing with Canadian Securities Regulators of the Prospectus Supplement:

(i)	copies of the Prospectus Supplement in the English and French languages, signed as required by Canadian Securities Laws;

(ii)	copies of any documents incorporated by reference therein which are not otherwise available on SEDAR; and

(iii)	confirmation from S&P that the Notes have been provisionally rated at least BB+ and confirmation from Fitch that the Notes have been provisionally rated at least BB+ by Fitch; and

(c)	at the time of delivery of the French language version of the Prospectus Supplement to the Underwriters pursuant to this Section 4.4:

(i)
an opinion of Ernst & Young LLP, dated the date of the Prospectus Supplement, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation and the directors of the Corporation, to the effect that the French language version of the financial statements and notes thereto of the Corporation and the related auditors’ report contained in the Prospectus, and the French language version of financial information contained in the Prospectus which is derived from such consolidated financial statements and notes thereto (collectively, the "Financial Information") is, in all material respects, a complete and proper translation of the English language version thereof; and

(ii)
an opinion of the Corporation's counsel in the Province of Québec, dated the date of the Prospectus Supplement, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation and the directors of the Corporation, to the effect that the French language version of the Prospectus, except for the Financial Information, as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof.

4.5
In the event that the Corporation is required by Canadian Securities Laws to prepare and file a Prospectus Amendment (including in the circumstances referred to in Article VI), the Corporation shall prepare and deliver promptly to the Underwriters copies of such Prospectus Amendment in the English and French languages signed and certified by the Corporation or otherwise as required by Canadian Securities Laws.

ARTICLE V
COVENANTS OF THE UNDERWRITERS
5.1	Each Underwriter severally (and not jointly or jointly and severally) covenants with the Corporation that it shall:

(a)
conduct its activities in attempting to sell the Notes, directly and through other registered dealers (or other dealers duly qualified in their respective jurisdictions) (the "Selling Firms") in compliance with all relevant laws and regulatory requirements;

(b)	not be liable to the Corporation under this Section 5.1 with respect to a default by another Underwriter (or another Selling Firm that is not an affiliate of such Underwriter);

(c)	deliver one copy of the Prospectus to each purchaser or prospective purchaser of the Notes;

(d)	offer and cause the Selling Firms to offer the Notes for sale to the public and sell the Notes only in those jurisdictions where they may lawfully be offered for sale;

(e)
from the date of commencement of the distribution of the Notes to the date such distribution ceases, each Underwriter and Selling Firm (i) will not provide any prospective purchaser with any "standard term sheet" (as defined in NI 41-101) or Marketing Materials other than the Offering Marketing Materials without the approval of the Corporation and the Lead Underwriters; (ii) will not take any action that would result in the Corporation being required to file with the Canadian Securities Regulators any Marketing Materials (other than the Offering Marketing Materials) that otherwise would not be required to be filed by the Corporation, but for the action of the Underwriters; and (iii) will provide a copy of the Prospectus to each purchaser or prospective purchaser of the Notes who receives any of the Offering Marketing Materials; and

(f)
use reasonable best efforts (taking into account the respective interests of each of the Corporation and the Underwriters) to complete, and cause the Selling Firms to complete, the distribution of the Purchased Securities as soon as possible after the Time of Closing. The Underwriters shall notify the Corporation when, in the Underwriters' opinion, the distribution of the Purchased Securities has been completed and provide the Corporation, as soon as reasonably practical thereafter, with a breakdown of the number of Purchased Securities distributed in each of the provinces and territories of Canada where such breakdown is required by the securities regulatory authority of such jurisdiction.

ARTICLE VI
NOTICE OF MATERIAL CHANGE

6.1

(a)
During the period of distribution to the public of the Notes, which shall be the period from the date hereof to the date upon which the Corporation has received notice of termination contemplated in Section 11.1 or notice that distribution has ceased as contemplated in Section 5.1(f), whichever is earlier, the Corporation shall promptly notify the Underwriters in writing of:

(i)
any material fact that has arisen or has been discovered which would have been required to have been stated in the Prospectus or any Supplementary Material, as the case may be, had the fact arisen or been discovered on, or prior to, the date of such document;

(ii)
any material change (as defined in Canadian Securities Laws) (actual, anticipated or, to the knowledge of the Corporation, threatened) in or affecting the business, operations, revenues, capital, properties, results of operations, affairs, assets, capitalization, condition (financial or otherwise), rights or liabilities (contingent or otherwise) of the Corporation; and

(iii)
any change in a material fact in the Prospectus or any Supplementary Material, as the case may be, or the existence of any new material fact, which change or new material fact is, or may be of such a nature as:

(A)	to render the Prospectus or the Supplementary Material misleading or untrue;

(B)	would result in the Prospectus or the Supplementary Material not complying with Canadian Securities Laws;

(C)	would reasonably be expected to have a significant adverse effect on the market price or value of the Notes or which would restrict or prevent the trading of the Notes; or

(D)	would be material to a prospective purchaser of the Notes.

(b)
In any such case described in Section 6.1(a), the Corporation shall promptly and, in any event within applicable time limitations set out in Canadian Securities Laws, comply with all legal requirements necessary to comply with Canadian Securities Laws in order to allow for the continued distribution of the Notes as contemplated hereunder.

(c)
The Corporation shall in good faith discuss with the Underwriters any change in a fact or circumstance (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice needs to be given to the Underwriters pursuant to this Section 6.1.

ARTICLE VII
REPRESENTATIONS, WARRANTIES AND COVENANTS
OF THE CORPORATION

7.1	The Corporation hereby represents, warrants and covenants to each Underwriter, as of the date hereof and as of the Closing Date (each, a "Representation Date"), that:

(a)
At the time of filing with the Canadian Securities Regulators, the Preliminary Prospectus complied, and the Prospectus will comply, in all material respects with Canadian Securities Laws, and the Preliminary Prospectus and the Prospectus delivered to the Underwriters for use in connection with the offering of the Notes will, at the time of such delivery, be identical to any electronically transmitted copies thereof available on SEDAR;

(b)
as of its filing date, the Prospectus will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Prospectus based upon and in conformity with written information furnished to the Corporation by any Underwriter through the Lead Underwriters specifically for use therein;

(c)
the documents incorporated or deemed incorporated by reference in the Preliminary Prospectus and the Prospectus that have not been superseded or modified, (i) when they were, including any amendment or supplement, or hereafter are, filed with the Canadian Securities Regulators, complied or will comply in all material respects to the requirements of Canadian Securities Laws; and (ii) when read together with the other information in the Preliminary Prospectus, as of the date hereof, and when read together with the other information in the Prospectus at the date of the Prospectus and at the Closing Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(d)
the Corporation has not distributed and will not distribute, prior to the later of the Closing Date and the completion of the Underwriters' distribution of the Notes, any offering material in connection with the offering and sale of the Notes other than the Preliminary Prospectus, the Prospectus, the Offering Marketing Materials and any other Marketing Material reviewed and consented to by the Lead Underwriters. Such Offering Marketing Materials, when taken together with the Preliminary Prospectus, as of the date hereof did not, and when taken together with the Prospectus at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Offering  Marketing Materials based upon and in conformity with written information furnished to the Corporation by any Underwriter through the Lead Underwriters specifically for use therein;

(e)
except as disclosed in the Preliminary Prospectus and the Prospectus, there are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for distribution pursuant to Canadian Securities Laws or included in the Offering contemplated by this Agreement, except for such rights as have been duly waived;

(f)
this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles;

(g)
the Base Indenture and the Supplemental Indenture have been duly authorized by the Corporation and, on the Closing Date, the Base Indenture and the Supplemental Indenture will be duly executed and delivered by the Corporation and the Trustee and the Indenture will constitute a valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles; and the Conversion Preferred Shares (as defined, and issuable in the circumstances described, in the Prospectus) have been duly authorized by the Corporation out of its authorized and unissued preferred share capital, free from pre-emptive and other rights, and, if and when issued, such Conversion Preferred Shares will be validly issued and will be outstanding as fully paid and non-assessable preferred shares;

(h)
the Notes to be purchased by the Underwriters from the Corporation are in the form contemplated by the Indenture, have been duly authorized for issuance and sale pursuant to this Agreement and the Indenture and, at the Closing Date, will have been duly executed by the Corporation and, when authenticated in the manner provided for in the Indenture and delivered against payment of the purchase price therefor, will constitute valid and binding obligations of the Corporation, enforceable in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles, and will be entitled to the benefits of the Indenture;

(i)
the Conversion Preferred Shares, the Notes and the Indenture conform, or will as of the Time of Closing conform, as applicable, in all material respects to the descriptions thereof contained in the Prospectus;

(j)
Ernst & Young LLP, who have delivered their report with respect to the audited consolidated financial statements for the fiscal years ended December 31, 2020 and 2019, incorporated by reference in the Preliminary Prospectus and the Prospectus are, with respect to the Corporation, independent with respect to the Corporation within the meaning of Canadian Securities Laws;

(k)
the Corporation has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the "Investment Company Act"). The Corporation is not, and, after receipt of payment for the Notes and the Canadian Dollar Notes and the application of the proceeds thereof as contemplated under the caption "Use of Proceeds" in the Preliminary Prospectus and the Prospectus, will not be, required to register as an "investment company" within the meaning of the Investment Company Act;

(l)
the Corporation has been duly organized and is validly existing as a corporation under the laws of Canada and has all requisite power and authority to own its properties and assets, and to carry on its undertaking, including issuing the Notes, as contemplated hereby, and is qualified to own its properties and assets and to carry on its undertaking in all jurisdictions where it owns property and assets and carries on its activities and to enter into and perform its obligations under this Agreement. All necessary corporate action has been taken by the Corporation to authorize the delivery of the Prospectus and the Offering Marketing Materials and the filing thereof with the Canadian Securities Regulations under Canadian Securities Laws;

(m)
the Corporation is, and will at the Time of Closing be, a reporting issuer in each of the provinces and territories of Canada not in default of any requirement under Canadian Securities Laws. In particular, without limiting the foregoing, no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(n)
the Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the provinces and territories of Canada and the Passport Receipt in respect of the Base Prospectus continues to be effective pursuant to NI 44-102;

(o)
except as contemplated hereby and as otherwise disclosed in the Preliminary Prospectus and the Prospectus, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Notes or Conversion Preferred Shares;

(p)	the Corporation has not withheld, and will not withhold, from the Underwriters any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Notes;

(q)
except as otherwise disclosed in the Preliminary Prospectus and the Prospectus, the Corporation, and, to the knowledge of the Corporation, each of the Algonquin Entities: (A) has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, except for noncompliance that would not individually or in the aggregate have a Material Adverse Effect; and (B) holds all necessary licenses, Permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated (as now operated), and the same are validly existing and in good standing, and, except as disclosed in the Preliminary Prospectus and the Prospectus, none of the same contains any term, provision, condition or limitation which has or may have a Material Adverse Effect;

(r)	the authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in one or more series;

(s)
no consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency is required for the Corporation's execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby or by the Prospectus, except such as have been obtained or made by the Corporation and are in full force and effect under Canadian Securities Laws;

(t)
the execution and delivery of this Agreement by the Corporation, the fulfillment of the terms hereof by the Corporation, and the issuance, sale and delivery of the Notes at the Time of Closing do not and will not result in, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in:

(i)
a breach or violation of, and do not and will not conflict with, any of the terms, conditions or provisions of the articles, by-laws or other constating documents of the Corporation or the Algonquin Entities, or resolutions of their respective shareholders or directors (or any committee thereof);

(ii)
a breach of or default or Debt Repayment Triggering Event under any indenture, agreement or instrument to which the Corporation or any of the Algonquin Entities is a party or by which the Corporation or any of the Algonquin Entities will be contractually bound at the Time of Closing, except for such breaches or defaults that would not individually or in the aggregate have a Material Adverse Effect; or

(iii)
any violation of any statute, law, rule, regulation or judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any of the Algonquin Entities, except for such violations that would not, individually or in the aggregate, result in a Material Adverse Effect;

(u)
except as otherwise disclosed in the Preliminary Prospectus and the Prospectus, there is no action, proceeding or investigation (whether or not purportedly on behalf of the Corporation, respectively), to the knowledge of the Corporation, pending or threatened against or affecting the Corporation or any of the Algonquin Entities, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way, individually or in the aggregate, have a Material Adverse Effect or which questions the validity of the issuance of the Notes or of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement;

(v)
each of the Algonquin Entities (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing under the laws of its jurisdiction of incorporation, formation or organization, (iii) has all requisite capacity and authority to own, lease and operate its property and assets and to carry on its business, and (iv) is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification;

(w)
all of the issued and outstanding common shares and other share capital of the Corporation have been duly authorized and validly issued and are fully paid and non-assessable. All of the issued and outstanding shares or equity interests of each of the Algonquin Entities have been duly authorized and validly issued, are fully paid and non-assessable and, except as otherwise disclosed in the Preliminary Prospectus and the Prospectus, are owned by the Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, except for any such security interests, mortgages, pledges, liens, encumbrances or claims that do not, individually or in the aggregate, have a Material Adverse Effect;

(x)
the audited consolidated financial statements of the Corporation, including the auditors' report and notes in respect thereof, the unaudited interim consolidated financial statements and notes in respect thereof and the unaudited comparative consolidated financial statements and notes in respect thereof, if any, incorporated by reference into the Prospectus are complete and correct in all material respects, comply as to form with the accounting requirements of Canadian Securities Laws, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the consolidated financial position of the Corporation as at the date and for the periods stated therein. Any selected financial data of the Corporation set forth in the Prospectus presents fairly, on the basis stated therein, the financial data as at and for the period referenced therein; there are no financial statements (historical or pro forma) that are required pursuant to Canadian Securities Laws to be included in the Prospectus that are not included as required;

(y)
(i) other than (A) as set forth in the Preliminary Prospectus and the Prospectus, (B) pursuant to indemnities granted in favor of the directors and officers of the Corporation and/or entities affiliated with the Corporation, (C) pursuant to guarantees and indemnities granted in favor of the Corporation and/or entities affiliated with the Corporation, which for greater certainty includes entities in which the Corporation holds, directly or indirectly, a 50% or greater interest, (D) pursuant to guarantees or indemnities granted in connection with acquisitions of assets or development, construction, financing or operation of projects or facilities by the Corporation or entities affiliated with the Corporation, which for greater certainty includes entities in which the Corporation holds, directly or indirectly, a 50% or greater interest, and debt or tax equity financings therefor, or (E) pursuant to guarantees or indemnities granted in connection with any existing senior credit facility; or, (ii) except as entered into in the normal course of business, including with respect to normal course hedging, supply and purchase contracts, none of the Corporation, the Algonquin Companies, the Algonquin Trusts and, to the knowledge of the Corporation, the Algonquin Partnerships: (x) is a party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or similar commitment, in each case that is material to the Corporation and its subsidiaries taken as a whole, relating to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation; or (y) is subject to any such material agreement, commitment or indebtedness, nor is any of their respective assets or undertaking;

(z)
to the knowledge of the Corporation, each of the Algonquin Entities has made all registrations or filings required by applicable laws to create or maintain its status as a corporation, partnership or trust, whichever the case may be;

(aa)
except as set forth in each of the Preliminary Prospectus and the Prospectus or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and each of the Algonquin Entities, respectively: (i) are in compliance with Environmental Laws; (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; (iii) have not received notice from any governmental agency or any written notice from any third party of any actual or potential liability under Environmental Laws for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants or regarding any actual or potential violation of Environmental Laws; and (iv) are not the subject of any claim, action or cause of action filed with a court or government authority or the subject of any investigation under Environmental Laws, including for potential liability for investigatory costs, clean-up costs, property damages, personal injuries, attorney's fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any hazardous or toxic substance or waste at any location. Except as set forth in the Preliminary Prospectus and the Prospectus, neither the Corporation nor any of its subsidiaries, has been named as a "potentially responsible party" under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation;

(bb)
except as set forth in the Preliminary Prospectus and the Prospectus, or except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Corporation, each facility and project in which the Corporation has an economic interest as described in the Preliminary Prospectus and the Prospectus (the "Facilities") is in possession of all Permits required under existing law for the existing state of the construction and/or operation of the Facility and each such Permit has been obtained, is in full force and effect and does not require amendment. To the knowledge of the Corporation, except as disclosed in the Preliminary Prospectus and the Prospectus, each of the parties identified in the Preliminary Prospectus and the Prospectus as the owner of each Facility is the absolute beneficial owner of, and has good and marketable title to, all of the material assets of such Facilities as set forth in the Preliminary Prospectus and the Prospectus;

(cc)
except as otherwise set forth in the Preliminary Prospectus and the Prospectus or except as would not, individually or in the aggregate, have a Material Adverse Effect, all of the Facilities (and all buildings and other appurtenances related thereto) are insured against all loss from damages by hazards or risks normally insured against in accordance with industry practice, with reasonable deductibles;

(dd)	there has not been any reportable event (as defined in NI 51-102) with the auditors of the Corporation;

(ee)
other than as disclosed in the Preliminary Prospectus and the Prospectus, since January 1, 2020, the Corporation has not completed and has not announced any intention to complete any "significant acquisition" (as determined pursuant to NI 51-102);

(ff)
other than as disclosed in the financial statements referred to in Section 7.1(x), there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of its subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the Corporation or its subsidiaries (taken as a whole) or on the liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation and its subsidiaries (taken as a whole);

(gg)
the Corporation is not in violation of its constating documents, and each of the Algonquin Entities is not in violation of its constating documents in any material respect; and neither the Corporation nor any of the Algonquin Entities is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument (a "Material Contract") to which it is a party or by which it may be bound or to which any of its properties or assets is subject which default, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect;

(hh)
the Corporation has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Contract with the Corporation or any of the Algonquin Entities, except for such defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(ii)
except as has been disclosed in the Preliminary Prospectus and the Prospectus, subsequent to December 31, 2020, (i) neither the Corporation nor any of its subsidiaries has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except for such loss or interference which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (ii) there has not been any material adverse change, actual or, to the knowledge of the Corporation, threatened, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole) (any such change is called a "Material Adverse Change");

(jj)
no lender to the Corporation or any of its subsidiaries has reduced, or has given notice to the Corporation or any of its subsidiaries, or has commenced negotiations with the Corporation or any of its subsidiaries regarding the reduction of any material credit facility, material hedge facility or any other material commitment with the Corporation or any of its subsidiaries and, to the knowledge of the Corporation, each of the Corporation's lenders will be able to fulfill its obligations and other commitments to the Corporation or any of its subsidiaries;

(kk)
the Corporation and each of its subsidiaries (taken as a whole) maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it is made known to those within the Corporation or such subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Canadian Securities Laws; except as disclosed in the Preliminary Prospectus and the Prospectus, since the end of the Corporation's most recent audited fiscal year, there has been (i) no material weakness in the Corporation's internal control over financial reporting (whether or not remediated) and (ii) no change in the Corporation's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting;

(ll)
the Corporation maintains "disclosure controls and procedures" (as such term is defined in NI 52-109) that comply with the requirements of NI 52-109; and such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation and its subsidiaries is made known to the Corporation's principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding disclosure; and such disclosure controls and procedures are effective to perform the functions for which they were established to the extent required by NI 52-109;

(mm)
other than as disclosed in the Preliminary Prospectus and the Prospectus: (i) the Corporation and each subsidiary has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not reasonably be expected to have a Material Adverse Effect; and (ii) the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(nn)
none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of either (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mail or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or (ii) the U.K. Bribery Act 2010 (the "Bribery Act"), and the Corporation, its subsidiaries and, to the knowledge of the Corporation, its affiliates have conducted their businesses in compliance with the FCPA and the Bribery Act;

(oo)
none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions"), nor is the Corporation located, organized or resident in a country or territory that is the subject of Sanctions; and the Corporation will not directly or indirectly use the proceeds of the offering of the Notes hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person or entity, or in any country or territory, that, at the time of such funding, is the subject of  Sanctions or (ii) in any other manner that will result in a violation by any person or entity (including any person or entity participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(pp)
the operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance in all material respects with the requirements of applicable anti-money laundering laws, including, applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti‑money laundering laws of the other jurisdictions where the Corporation and its subsidiaries conduct business (collectively, the "Anti‑Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Anti‑Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(qq)
(i) except as disclosed in the Preliminary Prospectus and the Prospectus, (x) to the knowledge of the Corporation, there has been no security breach or other compromise of or relating to any of the Corporation's or its subsidiaries' information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, "IT Systems and Data") which would reasonably be expected to have a Material Adverse Effect, and (y) the Corporation and its subsidiaries have not been notified of, and have no knowledge of, any security breach or other compromise to their IT Systems and Data that would reasonably be expected to result in a Material Adverse Effect; and (ii) the Corporation and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect;

(rr)
except as mandated by an applicable governmental or regulatory authority, which mandates have not, individually or in the aggregate, had a Material Adverse Effect on the Corporation, as at the date hereof, and except as disclosed in the Preliminary Prospectus and the Prospectus, there has been no suspension of the operations of the Corporation and its subsidiaries as a result of the novel coronavirus disease (COVID-19) outbreak, which, individually or in the aggregate, has had a Material Adverse Effect;

(ss)
the Acquisition Agreement has been duly authorized, executed and delivered by Liberty Utilities and constitutes a valid and binding agreement of Liberty Utilities, enforceable against Liberty Utilities in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles;

(tt)	the representations and warranties of Liberty Utilities in the Acquisition Agreement are true and correct in all material respects (or in all respects if already qualified by materiality);

(uu)
to the knowledge of Liberty Utilities, the representations and warranties of AEP and AEP Transco contained in the Acquisition Agreement are true and correct in all material respects (or in all respects if already qualified by materiality);

(vv)
neither the Corporation nor any of its subsidiaries has received notice of (i) any pending or threatened legal or governmental proceeding to which any party to the Acquisition Agreement is a party that could be expected to have a material adverse effect on the consummation of the Acquisition and to the knowledge of the Corporation no such proceeding is contemplated; (ii) any actual or alleged breach or default by any party of any provisions of the Acquisition Agreement and to the knowledge of the Corporation no event, condition, or occurrence exists which after notice or lapse of time (or both) would constitute a breach or default by any party to the Acquisition Agreement; or (iii) any disputes, termination, cancellation, amendment or renegotiation of the Acquisition Agreement, and to the knowledge of the Corporation no state of facts giving rise to any of the foregoing exists;

(ww)
the Corporation has furnished a true, correct and complete copy of the Acquisition Agreement (including all exhibits and schedules thereto) to the  Lead Underwriters; and the Acquisition Agreement has not been amended or terminated, nor have any terms or conditions thereof been waived in any material respect;

(xx)
the Corporation is not aware of any facts or circumstances that would cause it to believe that (i) the Acquisition Agreement will be terminated, or (ii) the Acquisition will not be completed in accordance with the terms of the Acquisition Agreement and otherwise in accordance with the disclosure in the Preliminary Prospectus and the Prospectus;

(yy)
the proceeds of the Offering received by the Corporation in accordance with this Agreement will be used for the purposes described in the Prospectus (subject to any qualifications contained in the Prospectus); and

(zz)
no Canadian Securities Regulator or similar regulatory authority or the Exchange or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, and no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened.

ARTICLE VIII
CONDITIONS OF CLOSING

8.1
The obligations of the several Underwriters to purchase and pay for the Notes as provided herein on the Closing Date will be conditional upon and subject to the accuracy of the representations and warranties on the part of the Corporation set forth in Section 7.1 hereof as of each Representation Date, as though then made, and to each of the following conditions being fulfilled at or prior to the Time of Closing which conditions the Corporation covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Time of Closing and which conditions in paragraphs (c), (d), (f), (g), (h) and (i) may be waived in writing in whole or in part by the  Lead Underwriters:

(a)
the Preliminary Prospectus and the Prospectus shall have been filed with the Canadian Securities Regulators, and the Corporation shall have made or obtained all other necessary filings, approvals, consents and acceptances of the Canadian Securities Regulators required to be made or obtained by the Corporation prior to the Time of Closing in order to complete the Offering as herein contemplated, it being understood that the Underwriters shall do all that is required, acting reasonably, to assist the Corporation to fulfill this condition;

(b)
the directors of the Corporation shall have authorized and approved this Agreement, the Indenture, the issuance of the Notes, the Prospectus and all matters relating thereto, it being hereby represented by the Corporation that such authorization and approval will be obtained prior to the Time of Closing;

(c)
it shall be the case that, and the Corporation will deliver to the Underwriters a certificate of the Corporation and signed on behalf of the Corporation by the Chief Executive Officer or an executive officer of the Corporation and the Chief Financial Officer of the Corporation (or such officers of the Corporation as may be acceptable to the Lead Underwriters) addressed to the Underwriters and dated the Closing Date in form satisfactory to the Lead Underwriters, certifying that:

(i)	the Prospectus is true and correct in all material respects and contains no misrepresentation;

(ii)
no Material Adverse Change has occurred and no transaction out of the ordinary course of business and of a nature material to the Corporation has been entered into or announced since the date of the Prospectus;

(iii)
no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Notes has been issued and, to the best knowledge, information and belief of the persons signing such certificate, no proceedings for such purpose are pending, contemplated or threatened;

(iv)
the Corporation is a "reporting issuer" in each of the provinces and territories of Canada not in default of any requirement under Canadian Securities Laws, is eligible in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus with the Canadian Securities Regulators at the respective times of filing and there is no material change in the affairs of the Corporation which presently requires disclosure under Canadian Securities Laws which has not been so disclosed and no such disclosure has been made on a confidential basis;

(v)	the Corporation has complied with all agreements, covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing;

(vi)	each of the Corporation's representations and warranties contained herein is true and correct as of the Time of Closing as though expressly made as of the Time of Closing; and

(vii)	such other matters of a factual nature as the Underwriters and the Underwriters' counsel may request, acting reasonably;

(d)
the Underwriters shall have received at the Time of Closing confirmation, in a form satisfactory to the Underwriters, acting reasonably, that the Notes are then rated at least BB+ by S&P and at least BB+ by Fitch (which confirmation, for greater certainty, may include printouts from the respective websites of S&P and Fitch evidencing the ratings for the Notes), and neither S&P nor Fitch shall have publicly announced after the date of this Agreement that it has placed its rating of the Notes under surveillance or review (other than any such action which may have positive implications of a possible upgrading and no implication of a possible downgrading) and the Corporation shall have no knowledge of any intent on the part of either S&P or Fitch to do any of the foregoing or to take any similar action;

(e)
the Underwriters shall have received the favorable opinions of Blake, Cassels & Graydon LLP, counsel to the Corporation, as to the laws of Ontario, Alberta, British Columbia and Quebec and the laws of Canada applicable therein and of local counsel as to the matters relating to the provinces and territories of Canada other than Ontario, Alberta, British Columbia and Quebec and the laws of Canada applicable therein, in each case dated as of the Closing Date and addressed to the Underwriters, with respect to such matters as may be reasonably requested by the Underwriters;

(f)
the Underwriters shall have received the favorable opinions of Bennett Jones LLP, Canadian counsel to the Underwriters, as to the laws of each of the provinces and territories of Canada and the laws of Canada applicable therein dated as of the Closing Date and addressed to the Underwriters, with respect to such matters as may be reasonably requested by the Underwriters, it being understood that such counsel may rely on the opinions of Blake, Cassels & Graydon LLP;

(g)	on the date hereof, the Underwriters shall have received from:

(i)
Ernst & Young LLP, independent registered public accountants for the Corporation, a letter dated the date hereof addressed to the Underwriters, in form and substance satisfactory to the Lead Underwriters with respect to the audited and unaudited financial statements and certain financial information of the Corporation included in the Preliminary Prospectus; and

(ii)
Ernst & Young, S.L., independent registered public accountants for Atlantica, a letter dated the date hereof addressed to the Underwriters, in form and substance satisfactory to the Lead Underwriters with respect to certain financial information of Atlantica included in the Preliminary Prospectus;

(h)	on the Closing Date the Underwriters shall have received from:

(i)
Ernst & Young LLP, independent registered public accountants for the Corporation, a letter dated such date, in form and substance satisfactory to the  Lead Underwriters, with respect to the audited and unaudited financial statements and certain financial information of the Corporation included in the Prospectus, except that the specified date referred to therein for the carrying out of procedures shall be no more than three Business Days prior to the Closing Date; and

(ii)
Ernst & Young, S.L., independent registered public accountants for Atlantica, a letter dated such date, in form and substance satisfactory to the Lead Underwriters, with respect to certain financial information of Atlantica included in the Prospectus, except that the specified date referred to therein for the carrying out of procedures shall be no more than three Business Days prior to the Closing Date; and

(i)
on the date hereof and on the Closing Date, the Underwriters shall have received a certificate of the Chief Financial Officer of the Corporation, in form and substance reasonably satisfactory to the Underwriters, with respect to certain financial information contained in the Preliminary Prospectus and, with respect to the certificate delivered on the Closing Date, the Prospectus.

8.2
In addition to the foregoing, the Corporation shall provide such other documents, certificates and opinions in connection with the issuance and sale of the Notes, as the Underwriters may reasonably require for the purposes of enabling them to pass upon the issuance and sale of the Notes as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

ARTICLE IX
CLOSING

9.1
The purchase of the Notes (the "Closing") will be completed electronically at the Time of Closing on the Closing Date, provided that if the Corporation has not been able to comply with any of the conditions to Closing set forth under "Conditions of Closing" by such time, the Time of Closing and Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which the respective obligations of the parties will terminate without further liability or obligation except as set out under Article XVII.

9.2
At the Time of Closing, the Corporation shall deliver (i) the Notes to the Underwriters in book entry form through the facilities of the Depository for the account of the Underwriters against payment of the purchase price for such Notes by wire transfer of immediately available funds to the order of the Corporation or as the Corporation may otherwise direct in writing; and (ii) such further deliverables as may be contemplated herein or as the Underwriters or the applicable Canadian Securities Regulators may reasonably require. The certificates for the Notes shall be in such denominations and registered in such names and denominations as the Lead Underwriters shall have requested at least two full Business Days prior to the Closing Date. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

9.3
All terms and conditions of this offer set forth under "Conditions of Closing" shall be construed as conditions, and any breach or failure to comply with any such terms and conditions shall entitle the Underwriters to elect not to complete the purchase of the Notes by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

9.4
It is understood that each of the Lead Underwriters has been authorized, for its own account and for the account of the several Underwriters, to accept delivery of and receipt for, and make payment of the purchase price for, the Notes that the Underwriters have agreed to purchase. The Lead Underwriters may (but shall not be obligated to) make payment for any Notes to be purchased by any Underwriter whose funds shall not have been received by the Lead Underwriters by the Closing Date for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

ARTICLE X
INDEMNITY AND CONTRIBUTION

10.1
The Corporation will indemnify and hold harmless each of the Underwriters listed in Schedule A hereto and their respective directors, officers, employees, affiliates and agents (collectively, the "Indemnified Parties" or, individually, an "Indemnified Party") against all losses (excluding lost profit), claims, liabilities and expenses (including, without limitation, reasonable expenses of investigation and defending any claims or litigation as the same are incurred), upon the terms of the indemnity attached as Schedule B, whether or not the transaction herein contemplated shall be completed.

Moreover, the Corporation will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Notes sold by it hereunder and on the execution and delivery of this Agreement.

ARTICLE XI
TERMINATION RIGHTS

11.1
In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on such Underwriter's part, its obligations under this Agreement by giving written notice to the Corporation at any time prior to the Time of Closing on the Closing Date if:

(a)
any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its subsidiaries is announced or commenced or any order is issued by any Canadian Securities Regulator or any Securities Commission or by any other competent authority, or there is any change of law or the interpretation or administration thereof by any such authority, if, in the opinion of the Underwriters (or any one of them), the announcement, commencement or issuance thereof, or change, as the case may be, materially adversely affects the trading or distribution of the Notes;

(b)
(i) in the judgment of such Underwriter, there shall have occurred any Material Adverse Change or (ii) as a result of investigations after the date hereof, the Underwriters determine that there exists any fact or circumstance which existed prior to the date hereof and had not been disclosed prior to the date hereof, which in their sole opinion, would be expected to have a Material Adverse Effect on the market price or value of the Notes;

(c)
there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including any natural catastrophe, act of war, terrorism or pandemic (including as a result of the COVID-19 Pandemic but only to the extent that there are material adverse events related thereto occurring after the date of this Agreement) or any law or regulation which, in the opinion of the Underwriters or any of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, financial markets generally in Canada or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole;

(d)
there will have been announced by the appropriate governmental authority, any change or any proposed change in the Tax Act, the regulations thereunder, current administrative decisions or any other applicable laws (including case law) or rules which, in any such case, in the Underwriter's opinion could be reasonably expected to have a material adverse effect on the market price, value or marketability of the Notes; or

(e)
there shall be any adverse change in the assigned ratings of at least BB+ on the Notes by S&P or Fitch, or if either S&P or Fitch shall have publicly announced after the date of this Agreement that it has placed its rating of the Notes under surveillance or review (other than any such action which may have positive implications of a possible upgrading and no implication of a possible downgrading) or if the Corporation shall have any knowledge of any intent on the part of either S&P or Fitch to do any of the foregoing or to take any similar action.

The Underwriters shall notify the Corporation immediately of their knowledge of the existence of any of the circumstances set forth in this Section 11.1 (any such notice, a "Termination Condition Existence Notice"). If the Underwriters wish to exercise their termination rights under this Section 11.1, the Underwriters shall notify the Corporation of such termination within 48 hours after providing the Termination Condition Existence Notice, failing which the Underwriters will be deemed to have waived its right to rely on the circumstances set forth in the Termination Condition Existence Notice to terminate this Agreement.

11.2
The Corporation shall make reasonable efforts to give notice to the Underwriters (in writing or by other means) of the occurrence of any of the events referred to in paragraph (a), (b), (c), (d) or (e) of Section 11.1, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time through to the Time of Closing.

11.3
The rights of termination contained herein may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non‑compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

11.4
The Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non‑compliance provided that to be binding upon any Underwriter, any such waiver or extension must be in writing and signed by such Underwriter, and notified to the Corporation in the manner set forth in Article XVI.

ARTICLE XII
EXPENSES

12.1
Whether or not the transaction herein contemplated shall be completed, all expenses of or incidental to the creation, issue, delivery and marketing of the Offering and the Notes shall be borne by the Corporation, including, without limitation: (i) all expenses incident to the issuance and delivery of the Notes (including all printing and engraving costs), (ii) all necessary issue, transfer and other stamp taxes and any applicable sales or value-added taxes in connection with the issuance and sale of the Notes, (iii) all fees and expenses of the Corporation's counsel, independent public or certified public accountants and other advisors to the Corporation, (iv) all costs and expenses incurred in connection with the preparation, filing and distribution of the Preliminary Prospectus, the Prospectus (including financial statements, exhibits, schedules, consents and certificates of experts) and all amendments and supplements thereto, and this Agreement, the Indenture and the Notes, (v) all filing fees and reasonable and documented expenses incurred by the Corporation or the Underwriters in connection with qualifying (or obtaining exemptions from the qualification of) all or any part of the Notes for offer and sale under Canadian Securities Laws, (vi) the fees and expenses of the Trustee, including the reasonable fees and disbursements of counsel for the Trustee in connection with the Indenture and the Notes, (vii) any fees payable in connection with the rating of the Notes with the ratings agencies, (viii) all fees and expenses (including reasonable fees and expenses of counsel) of the Corporation in connection with approval of the Notes by the Depository for "book-entry" transfer and (ix) all other fees, costs and expenses incurred in connection with the performance of its obligations hereunder for which provision is not otherwise made in this Article XII. Notwithstanding the foregoing, the fees and disbursements of legal counsel for the Underwriters and all out of pocket expenses of the Underwriters, in each case incurred in connection with or preparation for the Offering, shall be borne by the Underwriters, except that the Underwriters will be reimbursed by the Corporation for all of these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Notes is not completed due to any refusal, inability or failure on the part of the Corporation to perform any agreement herein or to comply with the terms of this Agreement. The expenses referred to herein shall be payable by the Corporation from time to time immediately upon receiving an invoice therefor.

ARTICLE XIII
AUTHORITY OF THE LEAD UNDERWRITERS

13.1
The Lead Underwriters are hereby authorized by each Underwriter to act on its behalf and the Corporation shall be entitled to and shall act on any notice given pursuant to this Agreement or any agreement entered into by or on behalf of the Underwriters by the Lead Underwriters, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of: (a) a notice of termination pursuant to Section 11.1, which notice may be given by any of the Underwriters; (b) any waiver pursuant to Section 11.4, which waiver must be signed by all of the Underwriters; or (c) any matter relating to the indemnity and contribution provisions set forth in Article X and Schedule B attached hereto. The Lead Underwriters shall consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

ARTICLE XIV
SEVERAL OBLIGATIONS

14.1
The Underwriters' entitlement to purchase the Notes at the Closing shall be several (and not joint or joint and several) and the Underwriters' respective obligations in this respect shall be in the respective amounts set forth in Schedule A hereto.

14.2
If one or more of the Underwriters shall fail or refuse to purchase its applicable aggregate principal amount of the Notes at the Time of Closing, and the aggregate principal amount of Notes not purchased is less than or equal to 10% of the aggregate principal amount of Notes agreed to be purchased by the Underwriters pursuant to this Agreement, each of the other Underwriters shall be obligated to purchase severally the aggregate principal amount of Notes not taken up, on a pro rata basis or as they may otherwise agree as between themselves. If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase such Notes and the aggregate principal amount of such Notes with respect to which such default occurs exceeds 10% of the aggregate principal amount of Notes to be purchased on such date, and arrangements satisfactory to the  Lead Underwriters and the Corporation for the purchase of such Notes are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party except that the provisions of Article X, Article XII, Section 20.2 and Schedule B attached hereto shall at all times be effective and shall survive such termination. In any such case, either the Lead Underwriters or the Corporation shall have the right to postpone the Closing Date but in no event for longer than seven days in order that the required changes, if any, to the Prospectus or any other documents or arrangements may be effected.

Nothing in this Article XIV shall oblige the Corporation to sell to any or all of the Underwriters less than all of the aggregate principal amount of Notes or shall relieve any of the Underwriters in default hereunder from liability to the Corporation (it being agreed that nothing in this sentence shall alter any of the rights that the Underwriters have in this Agreement).

ARTICLE XV
RECOGNITION OF THE U.S. SPECIAL RESOLUTION REGIMES

15.1
In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

15.2
In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

ARTICLE XVI
NOTICE

Any notice or other communication to be given hereunder shall be addressed and sent as follows:

(a)	If to the Corporation, addressed and sent to:

Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1
Attention:	Chief Legal Officer
Email:	jennifer.tindale@APUCorp.com,
with a copy to notices@apucorp.com

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
199 Bay Street, Suite 4000
Toronto, Ontario M5L 1A9

Attention: Mr. John Wilkin
Email: john.wilkin@blakes.com

(b)	If to the Lead Underwriters to:

RBC Dominion Securities Inc.
200 Bay Street, 2nd Floor, North Tower
Toronto Ontario M5J 2W7

Attention: Mr. Robert Brown
Email: rob.brown@rbccm.com

TD Securities Inc.
222 Bay Street, 7th Floor
Toronto Ontario M5K 1A2

Attention: Mr. Mark Laing
Email: mark.laing@tdsecurities.com

with a copy to (which shall not constitute notice):

Bennett Jones LLP
Suite 3400
One First Canadian Place
Toronto, ON M5X 1A4

Attention:	Mr. Norman F. Findlay
Email:	findlayn@bennettjones.com

or to such other address or email address as any of the parties may designate by notice given to the others. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or email, and shall be deemed to have been received, if given by email, on the date of sending if during normal business hours on a Business Day and if not on the next Business Day and, if given by courier service, on the next Business Day following the sending thereof.

ARTICLE XVII
SURVIVAL OF WARRANTIES, REPRESENTATIONS,
COVENANTS AND AGREEMENTS

All of the respective warranties, representations, covenants, indemnities, agreements and other statements of the Corporation, of its officers and the several Underwriters contained herein or delivered pursuant hereto (i) will remain operative and shall survive the purchase by the Underwriters of the Notes from the Corporation (including the delivery of and payment for the Notes sold hereunder) and shall continue in full force and effect notwithstanding any investigations the Underwriters may undertake or statement as to the results thereof, made by or on behalf of any Underwriter, the officers or employees of any Underwriter, or any person controlling the Underwriter and (ii) will survive any termination of this Agreement.

ARTICLE XVIII
ACCEPTANCE

18.1
If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this Agreement to the Lead Underwriters.

18.2
All of the terms and conditions contained in this Agreement to be satisfied by the Corporation on the one hand and the Underwriters on the other hand, prior to the Time of Closing will be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions will entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Time of Closing. It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing and signed by such party. If a party elects to terminate its obligations hereunder, the obligations of the other parties hereunder will be limited to the indemnity referred to in Article X hereof and the payment of expenses referred to in Article XII hereof.

ARTICLE XIX
NO ADVISORY OR FIDUCIARY RELATIONSHIP

19.1
The Corporation hereby acknowledges and agrees that (a) the purchase and sale of the Notes pursuant to this Agreement, including the determination of the public offering price of the Notes and any related discounts and commissions, is an arm's-length commercial transaction between the Corporation, on the one hand, and each of the several Underwriters and any affiliate through which it may be acting, on the other hand, and the Corporation is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement; (b) in connection with each transaction contemplated hereby and the process leading to such transaction each of the Underwriters is and has been acting solely as principal and not as a financial advisor, agent or fiduciary of the Corporation or its affiliates, stockholders, creditors or employees or any other party; (c) the Corporation's engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity and no Underwriter has assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Corporation with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement; (d) the several Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation and that the several Underwriters have no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate; and (f) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice or solicitation of any action by the Underwriters with respect to any entity or natural person.

The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the several Underwriters with respect to any breach or alleged breach of agency or fiduciary duty.

19.2
National Bank Financial Inc. or an affiliate thereof may own or control an equity interest in TMX Group Limited ("TMX Group") and may have a nominee director serving on the TMX Group's board of directors. As such, such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliate as a condition of any such dealer supplying or continuing to supply a product or service.

ARTICLE XX
GENERAL

20.1
If any Section, paragraph or provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

20.2
This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereby agree to submit to the jurisdiction of the Courts of Ontario in connection with any disputes arising hereunder.

20.3	Time shall be of the essence of this Agreement.

20.4
This Agreement constitutes the entire agreement between the parties hereto pertaining to the Offering and supersedes all prior and contemporaneous agreements and all understandings and discussions, whether oral or written, of the parties in connection with the Offering and there are no warranties, representations or other agreements between the parties in connection with the Offering except specifically set forth herein.

20.5
The Corporation acknowledges that the Underwriters' research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters' research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Corporation, its subsidiaries and/or the offering of the Notes that differ from the views of their respective investment banking divisions. The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Corporation by such Underwriters' investment banking divisions. The Corporation acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to Canadian Securities Laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

20.6
This Agreement may be executed in any number of counterparts, and may be delivered originally or electronically, including by e-mail in portable document format, and each such original or electronic copy, when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The execution of this Agreement will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto, and executed copies delivered to each party who is a party hereto or thereto.

20.7
Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions included in Schedule B hereto, and is fully informed regarding said provisions. Each of the parties hereto further acknowledges that the provisions of Schedule B hereto fairly allocate the risks in light of the ability of the parties to investigate the Corporation, its affairs and its business in order to assure that adequate disclosure has been made in the Prospectus and any Prospectus Amendment, as required by Canadian Securities Laws.

20.8	Unless otherwise specified, all funds referred to in this Agreement shall be in Canadian dollars.

[remainder of page intentionally left blank]

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Lead Underwriters the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Arun Banskota
Name: Arun Banskota
Title: President and Chief Executive Officer

By:	/s/ Arthur Kacprzak
Name: Arthur Kacprzak
Title: Chief Financial Officer

[Signature Page to Underwriting Agreement]

The foregoing Underwriting Agreement is hereby confirmed and accepted by the Underwriters as of the date first above written.

RBC DOMINION SECURITIES INC.

By:	/s/ Robert Brown
Name: Robert Brown
Title: Managing Director and Co-Head of Canadian Debt Capital Markets

TD SECURITIES INC.

By:	/s/ Mark Laing
Name:Mark Laing
Title: Director

SCOTIA CAPITAL INC.

By:	/s/ Patrick Breithaupt
Name:Patrick Breithaupt
Title: Managing Director

CIBC WORLD MARKETS INC.

By:	/s/ Sean Gilbert
Name:Sean Gilbert
Title: Managing Director

BMO NESBITT BURNS INC.

By:	/s/ Andrew Macpherson
Name:Andrew Macpherson
Title: Director

NATIONAL BANK FINANCIAL INC.

By:	/s/ John Carrique
Name:John Carrique
Title: Managing Director

MERRILL LYNCH CANADA INC.

By:	/s/ Jamie Hancock
Name:Jamie Hancock
Title: Managing Director

WELLS FARGO SECURITIES CANADA, LTD.

By:	/s/ Darin Deschamps
Name:Darin Deschamps
Title: Head: Wells Fargo Securities Canada, Ltd.

MORGAN STANLEY CANADA LIMITED

By:	/s/ Dougal Macdonald
Name:Dougal Macdonald
Title: Managing Director

J.P. MORGAN SECURITIES CANADA INC.

By:	/s/ David Rawlings
Name:David Rawlings
Title: Managing Director

SCHEDULE A
UNDERWRITERS

Underwriters	Percentage of Aggregate Principal Amount of Notes to be Purchased

RBC Dominion Securities Inc.	20%
TD Securities Inc.	20%
Scotia Capital Inc.	10%
CIBC World Markets Inc..	10%
BMO Nesbitt Burns Inc.	10%
National Bank Financial Inc.	10%
Merrill Lynch Canada Inc.	5%
Wells Fargo Securities Canada, Ltd. .	5%
Morgan Stanley Canada Limited	5%
J.P. Morgan Securities Canada Inc.	5%
Total	100%

A-1

SCHEDULE B
INDEMNIFICATION

Capitalized terms used but not defined in this Schedule B shall have the meanings assigned to them in the Agreement to which this Schedule is attached.

1.	Indemnity

(a)	Indemnity

The Corporation hereby agrees to indemnify and hold harmless the Indemnified Parties from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriters in connection with defending or investigating any such action or claim, securityholder or derivative actions, arbitration proceedings or otherwise) (a "Claim") in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)
any information or statement (except any statement relating solely to such Underwriter or Underwriters which has been provided in writing to the Corporation by or on behalf of such Underwriter or Underwriters through the  Lead Underwriters specifically for inclusion therein) contained in the Agreement, the Prospectus, any Supplementary Material, or any Prospectus Amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement which contains or is alleged to contain a misrepresentation or untrue statement of a material fact;

(ii)
any omission or alleged omission to state in the Prospectus, any Supplementary Material, or any Prospectus Amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement, any material fact (except any fact relating solely to such Underwriter or Underwriters which has been provided in writing to the Corporation by or on behalf of such Underwriter or Underwriters through the  Lead Underwriters specifically for inclusion therein) that is necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii)
any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to such Underwriter or Underwriters which has been provided in writing to the Corporation by or on behalf of such Underwriter or Underwriters through the  Lead Underwriters specifically for inclusion therein) in the Prospectus and any Supplementary Materials, or any Prospectus Amendments or supplements thereto or based upon any failure to comply with Canadian Securities Laws (other than any failure or alleged failure to comply by any of the Underwriters), preventing or restricting the trading in or the sale or distribution of the Notes;

(iv)
the non-compliance or alleged noncompliance by the Corporation with any Canadian Securities Laws, including, in the case of the Corporation, the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its material representations, warranties, covenants or obligations to be complied with under the Agreement.

Except in respect of Claims arising under clause (i) or (ii) above, this indemnity shall cease to be available to an Indemnified Party if: (i) a court of competent jurisdiction in a final judgment in which such Indemnified Party is named as a party determines that the Claim in respect of which indemnification is sought is a result of or arises out of the gross negligence or willful misconduct of such Underwriter or Underwriters (provided that, for greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Prospectus, any Supplementary Material, or any Prospectus Amendments contained no misrepresentation shall constitute, "gross negligence" or "willful misconduct" for purposes of this Section 1 of this Schedule B or otherwise disentitle the Underwriters from indemnification hereunder); or (ii) a copy of the Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Underwriters to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Underwriters to such person, at or prior to the written confirmation of the sale of the Notes to such person, and (y) if the Prospectus (as so amended or supplemented) delivered by the Underwriters a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities and the Corporation provided the Prospectus (as so amended or supplemented) to the Underwriters at a time that would have permitted them to deliver it a reasonable amount of time in advance of such confirmation. In such event, such Underwriter or Underwriters shall reimburse any funds advanced by the Corporation to such Underwriter or Underwriters pursuant to the indemnification contained in this Schedule B in respect of such Claim and thereafter this indemnity shall cease to apply to such Underwriter or Underwriters in respect of such Claim.

The Corporation hereby acknowledges that the only information furnished to the Corporation by any Underwriter through the Lead Underwriters expressly for use in the Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto) are the statements set forth in the seventh, twelfth and thirteenth paragraphs under the caption "Plan of Distribution" in the Preliminary Prospectus Supplement and the Prospectus Supplement.

(b)	Notification of Claims

If any Claim is asserted against any Indemnified Party, such Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation's liability only to the extent that it is prejudiced as a proximate result of that failure). Subject to subsection 1(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to such Indemnified Party, acting reasonably. The Corporation shall not be liable for any settlement of any such Claim or proceeding effected without its prior written consent. The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of such Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of each Indemnified Party.

(c)	Right of Indemnity in Favor of Others

With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of this Section 1 of this Schedule B in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any Claim, in the event the Corporation exercises its right pursuant to clause (b) to assume the defense, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by such Indemnified Party unless (i) the Corporation fails to assume the defense of such suit with legal counsel reasonably acceptable to such Indemnified Party on behalf of such Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and such Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include such Indemnified Party and the Corporation and such Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them, including the potential availability of one or more legal defenses to such Indemnified Party which are different from or in addition to those available to the other parties or the potential for a conflict to exist between the Corporation and such Indemnified Party. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution by the Corporation

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 1 of this Schedule B is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the "Indemnifier") and the applicable Underwriter or Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the applicable Underwriter or Underwriters on the other hand from the offering of the Notes; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the applicable Underwriter or Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule B which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the applicable Underwriter or Underwriters on the other hand shall be deemed to be in the same respective proportions as the total proceeds (net of the underwriting commission, but before deducting expenses (to the extent that such expenses are payable by the Corporation pursuant to Section 3 of this Schedule B)) received by the Corporation from the issue and sale of the Notes, and the total underwriting commission by the applicable Underwriter or Underwriters, in each case, as set out in the table on the cover page of the Prospectus bear to the aggregate initial public offering price of the Notes on the cover page of the Prospectus. The relative fault of the Corporation on the one hand and of the applicable Underwriter or Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule B which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the applicable Underwriter or Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule B. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the applicable Underwriter or Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation or gross negligence.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 2 shall be in addition to and not in derogation of any other right to contribution which the applicable Underwriter or Underwriters may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from an Underwriter or Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)
the portion of the full amount of the loss or liability giving rise to such contribution for which the applicable Underwriter or Underwriters are responsible, as determined in subsection 2(a) of this Schedule B, and

(ii)
the amount of the underwriting commissions actually received by the applicable Underwriter or Underwriters from the Corporation under the Agreement; provided that no Underwriter shall be required to contribute any amount in excess of the underwriting commissions received by such Underwriter or Underwriters in connection with the Notes underwritten by it.

(d)	Notice of Claim for Contribution

Notification to the Corporation of a Claim pursuant to subsection 1(b) of this Schedule B shall be deemed to also constitute notice to the Corporation that a claim for contribution by the applicable Underwriter or Underwriters may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favor of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule B, each of the Underwriters are contracting on their own behalf and as agents for their affiliates, subsidiaries, directors, officers, employees, agents and control persons (collectively, the "Beneficiaries"). In this regard, the applicable Underwriter or Underwriters shall act as trustees for the Beneficiaries of the Corporation's covenants under paragraphs 1 and 2 of this Schedule B with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries. The Underwriters' respective obligations to contribute pursuant to this Section 2 are several in proportion to the amounts set forth opposite their names in Schedule A of the Agreement and not joint.

3.	Severability

If any provision of Section 1 or 2 of this Schedule B is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.